UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LEE ENTERPRISES, INCORPORATED

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

523768406

(CUSIP Number)

Brent D. Baird

Ann N. Bonte

25 Melbourne Place

Buffalo, New York 14222

Tel. 716-830-6322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 523768406	Page 2 of 6

1.	Names of Reporting Person: Brent D. Baird
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: U.S.

7.	Sole Voting Power: 281,321 Common Shares
8.	Shared Voting Power: -0-
9.	Sole Dispositive Power: 281,321 Common Shares
10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 281,321 Common Shares
12.

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

  ☒

The total shares included in Item 11 excludes 6,500 Common Shares held by Mr. Baird’s wife, Ann N. Bonte, as to which he disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11): Common Shares – 4.8%
14.	Type of Reporting Person: IN

SCHEDULE 13D/A

CUSIP No. 523768406	Page 3 of 6

1.	Names of Reporting Person: Ann N. Bonte
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: U.S.

7.	Sole Voting Power: 6,500 Common Shares
8.	Shared Voting Power: -0-
9.	Sole Dispositive Power: 6,500 Common Shares
10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,500 Common Shares
12.

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

  ☒

The total shares included in Item 11 excludes 281,321 Common Shares held by Ms. Bonte’s husband, Brent D. Baird, as to which she disclaims beneficial ownership.

13.	Percent of Class Represented by Amount in Row (11): Common Shares – 0.1%
14.	Type of Reporting Person: IN

SCHEDULE 13D/A

CUSIP No. 523768406	Page 4 of 6

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Schedule 13D initially filed on October 19, 2020, as amended by Amendment No. 1 to Schedule 13D filed on January 4, 2021 (collectively the “Prior Schedule 13D Filings”). Information reported in the Prior Schedule 13D Filings remain in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Unless otherwise indicated, capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meaning assigned to such terms in the Prior Schedule 13D Filings. Responses to each item of this Amendment No. 2 are incorporated by reference into the response to each other item, as applicable.

Item 5.	Interest in Securities of the Issuer.

(a), (b), (c) Mr. Baird owns beneficially, and has the sole power to vote and dispose of, 281,321 Common Shares, or approximately 4.78% of the outstanding Common Shares of the Company, based on 5,876,835 Common Shares outstanding as of April 30, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2021.

The transactions in Common Shares by Mr. Baird during the past sixty (60) days are as follows:

Nature of Transaction	Number of Common Shares Sold	Price Per Share ($)
Open market sale – 4/6/21	6,000	$30.3247
Open market sale – 4/7/21	6,000	$27.5411
Open market sale – 4/8/21	6,000	$29.0631
Open market sale – 4/9/21	6,000	$28.2764
Open market sale – 4/12/21	2,023	$28.5772
Open market sale – 4/14/21	1,000	$29.0329
Open market sale – 4/15/21	1,000	$29.1661
Open market sale – 4/16/21	1,000	$28.2350
Open market sale – 4/19/21	1,000	$28.4197
Open market sale – 4/20/21	1,000	$29.8278
Open market sale – 4/21/21	1,000	$29.1369
Open market sale – 4/22/21	2,000	$32.1415
Open market sale – 4/23/21	1,000	$31.6189
Open market sale – 4/26/21	2,000	$31.1027
Open market sale – 4/27/21	2,000	$31.0035
Open market sale – 4/28/21	3,000	$30.2223
Open market sale – 4/29/21	2,000	$29.9272
Open market sale – 4/30/21	3,000	$30.2229
Open market sale – 5/3/21	3,000	$30.3957
Open market sale – 5/4/21	3,000	$32.3112
Open market sale – 5/5/21	3,000	$34.7209
Open market sale – 5/6/21	7,000	$32.7381
Open market sale – 5/7/21	4,000	$31.0542
Open market sale – 5/10/21	4,000	$30.0742

SCHEDULE 13D/A

CUSIP No. 523768406	Page 5 of 6

Ms. Bonte owns beneficially, and has the sole power to vote and dispose of, 6,500 Common Shares or approximately 0.11% of the outstanding Common Shares of the Company, based on 5,876,835 Common Shares outstanding as of April 30, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2021.

The transaction in Common Shares by Ms. Bonte during the past sixty (60) days is as follows:

Nature of Transaction	Number of Common Shares Sold	Price Per Share ($)
Open market sale – 4/23/21	1,000	$32.0420

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his or its pecuniary interest therein.

(e) As of May 6, 2021, the Reporting Persons are no longer the beneficial owners of more than five percent of the Common Shares.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: May 13, 2021

/s/ Brent D. Baird
BRENT D. BAIRD

/s/ Ann N. Bronte
ANN N. BONTE